UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 33-22846
A.	Full title of plan and the address of the plan, if different from that of the issuer named below:
RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF SEACOAST NATIONAL BANK
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SEACOAST BANKING CORPORATION OF FLORIDA
815 COLORADO AVENUE
STUART, FL 34994

RETIREMENT SAVINGS PLAN FOR
EMPLOYEES OF SEACOAST NATIONAL BANK
FINANCIAL STATEMENTS
December 31, 2008 and 2007

RETIREMENT SAVINGS PLAN FOR
EMPLOYEES OF SEACOAST NATIONAL BANK
Stuart, Florida
FINANCIAL STATEMENTS
December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Retirement Savings Plan for Employees of
Seacoast National Bank
Stuart, Florida
We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Employees of Seacoast National Bank (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.
Crowe Horwath LLP
Fort Lauderdale, Florida
June 22, 2009

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS

Investments, at fair value (Note 4)
Mutual funds	$9,574,775	$16,943,932
Common/collective trusts	8,714,328	10,766,982
Company common stock	1,853,617	2,605,758

	20,142,720	30,316,672

Receivables
Employer contributions	515,419	512,631
Participant contributions	—	50,297
Due from brokers	—	5,594
Dividends and interest	21,039	62,998

	536,458	631,520

Cash	595	—

Total assets	20,679,773	30,948,192

LIABILITIES
Due to broker	12,858	—
Excess contributions payable	—	1,942

Total liabilities	12,858	1,942

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	20,666,915	30,946,250

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive contracts	274,426	60,738

NET ASSETS AVAILABLE FOR BENEFITS	$20,941,341	$31,006,988

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2008

Additions to net assets attributed to:
Investment income, excluding net depreciation
Dividends and interest	$528,391

Contributions
Employer	1,244,116
Participant	1,562,257
Rollover	27,618

2,833,991

Total additions	3,362,382

Deductions from net assets attributed to:
Net depreciation of investments (Note 4)	8,825,132
Benefits paid to participants	4,585,604
Administrative fees	17,293

Total deductions	13,428,028

Net decrease	(10,065,647)

Net assets available for benefits
Beginning of year	31,006,988

End of year	$20,941,341

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Retirement Savings Plan for Employees of Seacoast National Bank (the Plan) provides only general information. Eligible employees who participate should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act (ERISA) and was formed effective January 1, 1983. The Plan has subsequently been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service Regulations, permit employees to make salary deferrals, provide employer matching contributions and eliminate the loan provisions under the Plan. The Plan is made available to all eligible employees of Seacoast National Bank, its subsidiaries and affiliates (the Bank) who have at least 90 days of service.
The Plan has contracted with Marshall & Ilsley Trust Company (M&I) to act as trustee and recordkeeper under the Plan and therefore M&I is a party in interest to the Plan. Under the contract with M&I, Plan participants are offered a choice of various investment options and allowed to change their investment options daily.
The Plan offers 15 investment alternatives through M&I as follows:
M&I Employee Benefit Stable Principal Fund
Marshall Intermediate Bond Fund
M&I Diversified Income Fund
TIAA-Cref Institutional Mid Cap Value
Vanguard Institutional Index Fund
Janus Adviser Mid Cap Growth
Vanguard Total Internal Stock Index Fund
Marshall Prime Money Market Fund
M&I Diversified Stock Fund
M&I Growth Balanced Fund
Fidelity Advisors Equity Income Fund
Allianz NFJ Small Cap Value
Allianz OCC Opportunity Fund
Westport Select Capital Fund
T Rowe Growth Stock Fund
The Plan also allows individual participants to invest in common stock of Seacoast Banking Corporation of Florida (the Company), the parent company of the Bank.
Participant Accounts: Each participant’s account is credited with participant salary deferrals and an allocation of matching contributions, profit-sharing contributions and retirement contributions by the employer, and is charged with his or her withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Participant Contributions: Each participant may voluntarily contribute to the Plan up to a maximum of 75% of annual compensation. Participant contributions were subject to an overall annual limitation of $15,500 for 2008. If a participant is eligible for the Plan and is age 50 or over, the participant is eligible to make an additional catch up contribution up to maximum IRS limits ($5,000 in 2008).
Employer Contributions: For each Plan year, the Bank’s Board of Directors, at their discretion, will contribute to the Plan a profit-sharing contribution. The Bank matches on a dollar-for-dollar basis participant salary deferrals up to 4% of eligible participant compensation. Also, the Bank matches on a dollar-for-dollar basis the elective portion of any discretionary profit sharing contribution that the participant invests in the Plan.
Fifty percent (50%) of the profit sharing contribution is allocated to each eligible participant’s profit-sharing account in the same proportion that each participant’s compensation for the plan year bears to the total compensation of all participants for the plan year. The remaining 50% may, at the election of the participant, be distributed immediately to the participant in cash or be contributed to the Plan. There was no discretionary profit- sharing contribution during 2008.
The Plan provides for a discretionary retirement contribution by the Bank, on behalf of each participant who completed at least 1,000 hours of service during the Plan year and who is employed on the last day of the Plan year or who had a termination of employment during the Plan year due to death, disability or retirement. For the year ended December 31, 2008, the Bank’s discretionary retirement contribution was 2% of eligible participant compensation.
Vesting: Participants are immediately vested in their voluntary contributions and the employer matching contribution plus earnings thereon. Profit-sharing contributions and discretionary retirement contributions vest at a rate of 25% per year of service. However, if a participant retires, dies or becomes disabled the participant’s account becomes 100% vested.
Withdrawals: Withdrawals from the Plan may be made when the participant reaches age 59 1/2, terminates employment, dies, becomes disabled or experiences financial hardship. Generally, vested Plan benefits not exceeding $1,000 are distributed to participants in a single lump-sum payment after employment with the Bank is terminated. If a terminated participant’s benefits exceed $1,000, the individual may elect to receive a rollover, lump sum payment or installments. If the terminated participant maintained a portion of their funds in the Company common stock, a portion of the distribution may be made in shares of common stock.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Forfeitures: Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer’s contribution under the Plan. Forfeited amounts are used to reduce future employer contributions or administration expenses. The remaining balances of forfeitures available to offset future matching contributions and administrative expenses as of December 31, 2008 and 2007 were $712 and $14,803, respectively.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
The following is a summary of significant accounting policies followed by the Plan in preparation of the financial statements.
Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis in accordance with U. S. generally accepted accounting principles, and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Significant estimates are the valuation of investments held by the Plan. Actual results could differ from those estimates.
Risks and Uncertainties: The Plan invests in various investment securities including Company common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Contributions: Participant contributions and employer matching contributions are recorded in the period during which the Bank makes payroll deductions from the participant’s earnings.
Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES (Continued)
Effect of Newly Issued But Not Yet Effective Accounting Standards: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.
Investment Valuation and Income Recognition: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES (Continued)
FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.
Mutual funds and Company common stock: The fair values of mutual fund investments and Company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).
Common collective trust: The fair values of participation units held in common collective trusts, other than stable value funds, are based on their net asset values, as reported by the managers of the common collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES (Continued)
Investments other than participant loans are measured at fair value on a recurring basis, as summarized below:

	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$9,574,775	—	$—
Common/collective trusts	—	$8,714,328	—
Company common stock	1,853,617	—	—
The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Payment of Benefits: Benefits are recorded when paid.
Administrative Expenses: In addition to administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Bank.
Reclassifications: Certain items in the prior year financial statements have been reclassified to confirm to the current year presentation.
NOTE 3 — RIGHTS UPON PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions and earnings thereon.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 4 — INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007

* Company common stock, 280,851 and 245,592 shares	$1,853,617	$2,524,686
* M&I Growth Balanced Fund, 139,609 and 157,975 shares	3,078,028	4,856,583
* M&I Employee Benefit Stable Principal Fund, 5,146,318 and 5,019,670 shares	5,146,318	5,019,670
Vanguard Institutional Index Fund, 56,124 and 59,353 shares	4,632,507	7,961,625
Templeton Foreign Fund, 0 and 129,985 shares	—	1,627,413

*	Represents a party in interest to the Plan.
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $8,825,132 as follows:

Company common stock	$(767,808)
Common/collective trusts	(1,606,194)
Mutual funds	(6,451,130)

$(8,825,132)

NOTE 5 — INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Bank by letter dated March 26, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and therefore is exempt from Federal income taxes. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS
Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of common collective trust accounts managed by M&I and mutual funds with M&I. M&I is the Plan trustee and, therefore, these transactions and the Plan’s payment of trustee fees to them qualify as party-in-interest transactions. The Plan also holds shares of Seacoast Banking Corporation of Florida common stock. At December 31, 2008 and 2007, the plan held 280,851 and 245,592 shares, respectively, of the Company’s common stock with a market value of $1,853,617 and $2,524,686, respectively. The Plan received $128,976 and $123,429 in dividends from the Company during 2008 and 2007, respectively. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses of the Plan are paid directly by the Company.

SUPPLEMENTAL SCHEDULE
RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	**Cost	Value

		Mutual funds
	Alliance	Alliance OCC Opportunity Fund, 6,832 shares		$82,941

	Alliance	Alliance NFJ Small Cap Value, 14,221 shares		283,001

	Westport	Westport Select Cap Fund, 19,206 shares		301,542

	Janus	Janus Adviser Mid Cap Growth Fund, 23,529 shares		538,105

	TIAA-Cref.	TIAA-Cref Institutional Mid Cap, 59,012 shares		619,629

	Fidelity Adv Funds	Fidelity Advisors Equity Income Fund, 37,021 shares		627,882

	T Rowe Price Funds	T Rowe Growth Stock Fund, 42,765 shares		817,673

	Vanguard Funds	Vanguard Tot Intl Stk Index Fund, 73,972 shares		798,155

	Vanguard Funds	Vanguard Institutional Index Fund, 56,124 shares		4,632,507

*	Marshall & Ilsley	Marshall Intermediate Bond Fund, 98,957 shares		756,033

*	Marshall & Ilsley	Prime Money Market Fund 117,307 shares		117,307

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	**Cost	Value

		Common/collective trust
*	Marshall & Ilsley	M&I Employee Benefit Stable Principal Fund, 5,146,318 shares		$5,146,318

*	Marshall & Ilsley	M&I Diversified Income Fund, 13,803 shares		281,130

*	Marshall & Ilsley	M&I Growth Balanced Fund, 139,609 shares		3,078,028

*	Marshall & Ilsley	M&I Diversified Stock Fund, 21,552 shares		483,278

		Company common stock
*	Seacoast Banking Corporation of Florida	Company common stock, 280,851 shares		1,853,617

				$20,417,146

*	Represents a party in interest to the Plan.

**	Cost information is not required for participant-directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Retirement Savings Plan for Employees of Seacoast National Bank has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Retirement Savings Plan for Employees of Seacoast National Bank
Date: June 25, 2009	By:	/s/ William R. Hahl
William R. Hahl
Retirement Savings Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm